Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                         Subject Company:  WebTrends Corporation
                                                   Commission File No. 000-25215

Release 4:00 p.m. EDT
Feb. 5, 2001

               NetIQ and WebTrends Announce CEO Webcast Interview
  Research Analysts interview Ching-Fa Hwang and Eli Shapira at Wit Soundview
                      Internet Infrastructure Conference

          SAN JOSE, Calif. And PORTLAND, OR-- Feb. 5, 2001-- NetIQ(R)Corp. (Nasdaq: NTIQ), a market leader in e-business infrastructure management, and WebTrends(R) Corp. (Nasdaq: WEBT), a market leader in web analytics and e-business intelligence, today announced that the companies' Chief Executive Officers, Ching-Fa Hwang and Eli Shapira, will appear in a joint web cast interview with Wit SoundView's research analysts Jim Mendelson and Paul Sanders.

          The 20-minute discussion will encompass NetIQ and WebTrends recent announcement to merge, the business reasons for the pending merger, the combined companies' market opportunity and competitive positioning. The interview is available on the Wit SoundView web site (www.witsoundview.com) now. It will also be made available at (www.yahoo.finance.com), (www.etrade.com) and by logging onto the company's website at (http://www.netiq.com/ and http://www.webtrends.com/). The taped interview will be available through February 28, 2001 on the Wit SoundView web site.

About WebTrends

     Founded in 1993, WebTrends Corporation (Nasdaq:WEBT) is a leading provider of Visitor Relationship Management and eBusiness Intelligence solutions for Internet and intranet servers and firewalls. WebTrends offers organizations a comprehensive set of solutions to improve the return on investment from eBusiness initiatives. The company is headquartered in Portland, OR. For more information, please visit WebTrends' Web site at http://www.webtrends.com or call 503-294-7025.

About NetIQ

     NetIQ Corp. (Nasdaq: NTIQ) is a leading provider of e-business infrastructure management software, encompassing application, directory, server and network performance management. The company is headquartered in San Jose, Calif., with development and operational personnel in Houston; Raleigh, N.C.; and Bellevue, Wash. For more information, please visit NetIQ's Web site at http://www.netiq.com/ or call (408) 330-7000.


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All referenced product names are trademarks of their respective companies


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Contacts:

For NetIQ:

Susan Torrey, Press Relations, 713-962-1888, susan.torrey@netiq.com Jim Barth, Chief Financial Officer, 408-856-3069, jim.barth@netiq.com

For WebTrends:

Bill Schneider, Press Relations, 503-294-7025 x 2362, bschneider@webtrends.com Nanci Werts, Investor Relations, 503-294-7025 x 2564 investor@webtrends.com


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NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the WebTrends contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:

For WebTrends Corporation

Bill Schneider, Press Relations
(503) 294-7025 ext. 2362
bschneider@webtrends.com

Nanci Werts, Investor Relations
(503) 294-7025 ext. 2564
investor@webtrends.com

NetIQ Corporation

Susan Torrey, Press Relations
(713) 548-1863
susan.torrey@netiq.com


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